Exhibit 99.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members

Energy Transfer Partners, L.L.C.

We have audited the accompanying consolidated balance sheet of Energy Transfer Partners, L.L.C. (a Delaware limited liability company and wholly-owned subsidiary of Energy Transfer Equity, L.P.) and subsidiaries as of August 31, 2005. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of Energy Transfer Partners, L.L.C. and subsidiaries as of August 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Tulsa, Oklahoma

November 8, 2005

ENERGY TRANSFER PARTNERS, L.L.C. AND SUBSIDIARIES

(formerly U.S. Propane, L.L.C.)

CONSOLIDATED BALANCE SHEET

(in thousands)

August 31, 2005
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$24,932
Marketable securities	3,452
Accounts receivable, net of allowance for doubtful accounts	847,028
Accounts receivable from related companies	2,380
Inventories	302,893
Deposits paid to vendors	65,034
Exchanges receivable	35,623
Price risk management asset	138,961
Prepaid expenses and other	35,686

Total current assets	1,455,989

PROPERTY, PLANT AND EQUIPMENT, net	2,440,565
LONG-TERM PRICE RISK MANAGEMENT ASSETS	41,687
ASSETS HELD IN TRUST	350
INVESTMENT IN AFFILIATES	37,353
GOODWILL	353,607
INTANGIBLES AND OTHER ASSETS, net	112,159
OTHER LONG-TERM ASSETS	13,103

Total assets	$4,454,813

LIABILITIES AND MEMBER’S EQUITY

CURRENT LIABILITIES:
Working capital facility	$17,026
Accounts payable	818,775
Accounts payable to related companies	1,205
Exchanges payable	33,772
Customer deposits	88,038
Accrued and other current liabilities	146,010
Price risk management liabilities	104,772
Income taxes payable	2,063
Current maturities of long-term debt	39,376

Total current liabilities	1,251,037

LONG-TERM DEBT, less current maturities	1,675,965
LONG-TERM PRICE RISK MANAGEMENT LIABILITIES	30,517
LONG-TERM AFFILIATED PAYABLE	2,005
OTHER NON-CURRENT LIABILITIES	13,284
MINORITY INTERESTS	1,370,812
DEFERRED TAXES	111,185

4,454,805

COMMITMENTS AND CONTINGENCIES

MEMBER’S EQUITY:
Member’s equity	8

Total liabilities and member’s equity	$4,454,813

The accompanying notes are an integral part of this consolidated balance sheet.

ENERGY TRANSFER PARTNERS, L.L.C. AND SUBSIDIARIES

(formerly U.S. Propane, L.L.C.)

NOTES TO CONSOLIDATED BALANCE SHEET

AUGUST 31, 2005

(Dollars in thousands)

1. OPERATIONS AND ORGANIZATION:

Energy Transfer Partners GP, L.P. (“ETP GP”) was formed in August 2000 as a Delaware limited partnership to acquire, directly and indirectly through Heritage Holdings, Inc. (“HHI”), a controlling interest in Heritage Propane Partners, L.P. (“Heritage”). Prior to the transactions described below, ETP GP was the General Partner of Heritage. Energy Transfer Partners, L.L.C. (“ETP LLC”) is the General Partner of ETP GP with a 0.01% general partner interest.

The members of ETP LLC. or their affiliates also own, in the same percentages, the limited partner interests in ETP GP. Following the Energy Transfer Transactions and General Partner Transactions described below, ETP LLC. became a wholly-owned subsidiary of La Grange Energy, L.P (now known as Energy Transfer Equity, L.P. (“ETE”).

Energy Transfer Transactions

On January 20, 2004, Heritage Propane Partners, L.P., (“Heritage”) and Energy Transfer Equity, L.P. (“ETE”) completed the series of transactions whereby ETE contributed its subsidiary, La Grange Acquisition, L.P. and its subsidiaries who conduct business under the assumed name of Energy Transfer Company, (“ETC OLP”) to Heritage in exchange for cash, Common Units, Class D Units, and Special Units of Heritage. These transactions and the other transactions described in the following paragraphs are referred to herein as the Energy Transfer Transactions. As a part of the above Energy Transfer Transactions, ETE agreed to purchase all of the partnership interests of ETP LP and all of the member interests of ETP LLC, from subsidiaries of AGL Resources Inc., Atmos Energy Corporation, TECO Energy, Inc. and Piedmont Natural Gas Company, Inc. (the “Previous Owners”) for $30,000 (the “General Partner Transaction”). Following the General Partner Transaction, ETE owned 100% of ETP LLC and a 99.99% limited partner interest in ETP LP and a .01% general partner interest. Simultaneously with these transactions, Heritage purchased the outstanding stock of Heritage Holdings for $100,000. On September 22, 2004, ETE sold 5% of its limited partner interest in ETP LP and 5% of its general partner interests in ETP LLC to FHM Investments, L.L.C, a related party and owned by a group of executive managers of ETP.

Subsequent to the Energy Transfer Transactions, Heritage changed its name to Energy Transfer Partners, L.P. (“Energy Transfer Partners”), and began trading on the New York Stock Exchange under the ticker symbol “ETP”. The name change and new ticker symbol were effective March 1, 2004.

Accounting Treatment of the Energy Transfer Transactions

The Energy Transfer Transactions were accounted for as a reverse acquisition in accordance with Statement of Financial Accounting Standard No. 141, Business Combinations (“SFAS 141”). Although Heritage is the surviving parent entity for legal purposes, ETC OLP is the acquirer for accounting purposes. As a result, ETC OLP’s historical financial statements are now the historical financial statements of the registrant. The operations of Heritage prior to the Energy Transfer Transactions are referred to as Heritage. The assets and liabilities of Heritage were initially recorded at fair value to the extent acquired by ETE through its acquisition of the General Partner and limited partner interests of Heritage of approximately 35.4%, determined in accordance with Emerging Issues Task Force (EITF) 90-13 Accounting for Simultaneous Common Control Mergers and SFAS 141. The assets and liabilities of ETC OLP have been recorded at historical cost. Although the partners’ capital accounts of ETC OLP became the capital accounts of the ETP, Heritage’s partnership structure and partnership units survive. Accordingly, the partners’ capital accounts of ETP and the investment account of ETP GP in ETP have been restated based on the general partner interests and units received by ETE in the Energy Transfer Transactions.

The acquisition of HHI by Heritage was accounted for as a capital transaction as the primary asset held by HHI was 8,853,832 Common Units of Heritage. Following the acquisition of HHI by Heritage, these Common Units were converted to Class E Units. The Class E Units are recorded as treasury units in the consolidated financial statements of Energy Transfer Partners.

ETE received Special Units in the Energy Transfer Transaction as consideration for the Bossier Pipeline project (now known as the East Texas Pipeline) which was in progress at that time. Upon completion of the East Texas Pipeline in June 2004, the Special Units, which initially had no value assigned, were converted to Common Units, which resulted in additional consideration being recorded. The additional consideration adjusted the percent of Heritage acquired to 41.5% and resulted in an additional fair value step-up to Heritage’s assets of approximately $38,000 as determined in accordance with EITF 90-13.

The excess purchase price over Heritage’s cost was determined as follows:

Net book value of Heritage at January 20, 2004	$239,102
Historical goodwill at January 20, 2004	(170,500)
Equity investment from public offering	355,948
Treasury Class E Unit purchase	(157,340)

267,210
Percent of Heritage acquired by ETE	41.5%

Equity interest acquired	$110,892

Fair market value of Limited Partner Units	668,534
Purchase price of General Partner Interest	30,000
Equity investment from public offering	355,948
Treasury Class E Unit purchase	(157,340)

897,142
Percent of Heritage acquired by ETE	41.5%

Fair value of equity acquired	372,314
Net book value of equity acquired	110,892

Excess purchase price over Heritage cost	$261,422

The excess purchase price over Heritage cost was allocated as follows:

Property, plant and equipment (25 year life)	$35,269
Customer lists (15 year life)	18,926
Trademarks	19,251
Goodwill	187,976

$261,422

Management obtained an independent valuation and has made the final modifications to the purchase price. The table above reflects the final adjustments made to the allocation of the purchase price during the first quarter of fiscal year 2005.

Accounting Treatment of the General Partner Transaction

The accompanying consolidated balance sheet of ETC LLC. has been prepared on the pushdown method of accounting under which partner’s capital was determined based on the purchase price paid by ETE. Goodwill of $29,589 was recorded in connection with ETE’s acquisition of the Company. Goodwill was warranted because ETP LLC. owns certain incentive distribution rights, which entitle it to receive distributions in excess of its 2% general partner interest. As a result of the acquisition, ETP LLC. also recorded various insignificant assets and liabilities at fair value.

On June 20, 2005, ETP completed the sale of 1,640,000 Common Units to FHM Investments, L.L.C. The proceeds were approximately $52,000, of which $30,000 was used to pay outstanding debt of ETP and the remaining proceeds were used for general partnership purposes. ETE sold a 5% limited partner interest to this group in exchange for its contribution of 1,638,692 Common Units of ETP, its 4.9995% limited partner interest in ETP GP and 5% of the member interests of ETP LLC pursuant to an agreement entered into concurrent with the Energy Transfer Transactions. The value of the contribution and the interests received in exchange for those contributions were equivalent and were recorded at the value of the Common Units and limited partner interests and member interests received. In order to avoid potential ownership differences, 1,638,692 Common Units of ETP, which was equal to 5% of the number of Common Units of ETP to be held by ETE, were contributed together with the 4.9995% limited partner interest in ETP GP and the 5% member interest of ETP LLC, which the units and GP interests together were deemed to be an equivalent value of the 5% limited partner interest in ETE.

Business Operations

In order to simplify the obligations of the Company under the laws of several jurisdictions in which it conducts business, the Company’s activities are conducted through two subsidiary operating partnerships, ETC OLP, a Texas limited partnership which is engaged in midstream and transportation natural gas operations, and HOLP, a Delaware limited partnership which is engaged in retail and wholesale propane operations (collectively the “Operating Partnerships”). ETP LLC., ETP GP, ETP, the Operating Partnerships, and ETP and the Operating Partnership’s other subsidiaries are collectively referred to in this report as “the Company.”

ETC OLP owns an interest in and operates approximately 11,700 miles of natural gas gathering and transportation pipelines, three natural gas processing plants, two of which are currently connected to its gathering systems, fourteen natural gas treating facilities and three natural gas storage facilities. The midstream segment focuses on the transportation, gathering, compression, treating, processing and marketing of natural gas. Its operations are currently concentrated in the Austin Chalk trend of southeast Texas, the Permian Basin of west Texas, the Barnett Shale in north Texas and the Bossier Sands in east Texas. The transportation and storage segment focuses on the transportation of natural gas through the Oasis Pipeline, the East Texas Pipeline, the natural gas pipeline and storage assets that are referred to as the ET Fuel System, and the natural gas pipeline and storage assets of the recently acquired HPL.

On May 25, 2005 the Fort Worth Basin Pipeline became commercially operational, at nearly full capacity. The 55-mile, 24 inch natural gas pipeline connects to the Partnership’s existing pipelines in North Texas and provides transportation for natural gas production from the Barnett Shale producing area. The construction costs were financed entirely with cash from operations. Subsequent to August 31, 2005, ETP announced that the ETP GP Board of Directors approved two new pipeline construction projects. One project involves the construction of a new pipeline which will loop the first 24 miles of the Company’s existing 55 mile, 24 inch pipeline in the Fort Worth Basin production area and adding up to 12,000 horsepower of incremental compression. The other project involves the expansion of the Company’s previously announced 264-mile intrastate pipeline project by increasing the pipeline’s size from 36 inches to 42 inches and the construction of 24 miles of 30 inch diameter pipe. The aggregated costs of these projects are estimated to be $566,000 and are expected to be funded by a combination of cash from operations and proceeds from existing and future debt and equity transactions. However, there is no assurance that management will be successful in raising additional debt or equity offerings to fund these projects.

HOLP sells propane and propane-related products to more than 700,000 active residential, commercial, industrial, and agricultural customers in 34 states. HOLP is also a wholesale propane supplier in the United States and in Canada, the latter through its participation in MP Energy Partnership. MP Energy Partnership is a Canadian partnership, in which the Company owns a 60% interest, engaged in lower-margin wholesale distribution and in supplying HOLP’s northern U.S. locations. HOLP buys and sells financial instruments for its own account through its wholly owned subsidiary, Heritage Energy Resources, L.L.C. (“Resources”).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BALANCE SHEET DETAIL:

Principles of Consolidation

ETC OLP is a Texas limited partnership formed in October, 2002 and was 99.9% owned by the Company prior to the Energy Transfer Transactions and is 99.9% owned by ETP subsequent to the Energy Transfer Transactions and 0.1% owned by ETC OLP’s general partner LA GP, LLC, a wholly-owned subsidiary of ETP. ETC OLP is the 99.9% limited partner to ETC Gas Company, Ltd., ETC Texas Pipeline, Ltd., ETC Oklahoma Pipeline Ltd (the “Elk City System”), which was sold on April 14, 2005, ETC Katy Pipeline, Ltd., ETC Processing, Ltd. and ETC Marketing, Ltd. and the 99% limited partner to ETC Oasis Pipe Line, L.P. and ET Company I, Ltd (collectively, the “Operating Companies”). ETC OLP also owns interests in other joint ventures.

After the Energy Transfer Transactions, the consolidated financial statements of the registrant include the accounts of ETP’s subsidiaries, including the Operating Partnerships, HHI, and MP Energy Partnership, in which HOLP owns a 60% interest.

A minority interest liability and minority interest expense is recorded for all partially owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation. The Company also owns varying undivided interests in certain pipelines. Ownership of these pipelines has been structured as an ownership of an undivided interest in assets, not as an ownership interest in a partnership, limited liability company, joint venture or other forms of entities. Each owner controls marketing and invoices separately, and each owner is responsible for any loss, damage or injury that may occur to their own customers. As a result, the Company applies proportionate consolidation for its interests in these accounts.

Cash and Cash Equivalents

Cash and cash equivalents include all cash on hand, demand deposits, and investments with original maturities of three months or less. The Company considers cash equivalents to include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Marketable Securities

Marketable securities owned by the Company are classified as available-for-sale securities and are reflected as a current asset on the consolidated balance sheet at their fair value.

Accounts Receivable

ETC OLP’s midstream and transportation and storage operations deal with counterparties that are typically either investment grade or are otherwise secured with a letter of credit or other form of security (corporate guaranty or prepayment). Management reviews midstream and transportation and storage accounts receivable balances each week. Credit limits are assigned and monitored for all counterparties of the midstream and transportation operations.

ETC OLP enters into netting arrangements with counterparties of derivative contracts to mitigate credit risk. Transactions are confirmed with the counterparty, and the net amount is settled when due. Amounts outstanding under these netting arrangements are presented on a net basis in the consolidated balance sheet.

HOLP grants credit to its customers for the purchase of propane and propane-related products. Also included in accounts receivable are trade accounts receivable arising from HOLP’s retail and wholesale propane operations and receivables arising from liquids marketing activities. Accounts receivable for retail and wholesale propane and liquids marketing activities are recorded as amounts billed to customers less an allowance for doubtful accounts. The allowance for doubtful accounts for the retail and wholesale propane and liquids marketing segments is based on management’s assessment of the realizability of customer accounts. ETP’s management assessment is based on the overall creditworthiness of HOLP’s customers and any specific disputes. The accounts receivable were marked to fair market value in connection with the Energy Transfer Transactions. Accounts receivable at August 31, 2005, consisted of the following, excluding amounts related to discontinued operations:

Accounts receivable midstream and transportation and storage	$782,090
Accounts receivable propane	69,014
Less – allowance for doubtful accounts	(4,076)

Total, net	$847,028

Inventories

ETC OLP’s inventories consist principally of natural gas held in storage, which is valued at the lower of cost or market utilizing the weighted-average cost method. Propane inventories are valued at the lower of cost or market. The cost of propane inventories is determined using weighted-average cost of propane delivered to the customer service locations, and includes storage fees and inbound freight costs, while the cost of appliances, parts, and fittings is determined by the first-in, first-out method. At August 31, 2005, inventories consisted of the following, excluding amounts related to discontinued operations:

Natural gas, propane and other NGLs	$288,657
Appliances, parts and fittings and other	14,236

Total inventories	$302,893

Deposits

Deposits are paid to vendors in ETC OLP’s business as prepayments for natural gas deliveries in the following month. ETC OLP makes prepayments when the volume of business with a vendor exceeds its credit limit and/or when it is economically beneficial to do so. There were no deposits with vendors for gas purchases were as of August 31, 2005. ETP uses a combination of financial instruments including, but not limited to, futures, price swaps and basis trades to manage its exposure to market fluctuations in the prices of natural gas and NGLs. ETC OLP enters into these financial instruments with brokers who are clearing members with the New York Mercantile Exchange (the “NYMEX”) and directly with counterparties in the over-the-counter (“OTC”) market and is subject to margin deposit requirements under the OTC agreements and NYMEX positions. The NYMEX requires brokers to obtain an initial margin deposit based on an expected volume of the trade when the financial instrument is initiated. This amount is paid to the broker by both counterparties of the financial instrument to protect the broker from default of one of the counterparties when the financial instrument settles. ETC OLP also has maintenance margin deposits with certain counterparties in the OTC market. The payments on margin deposits occur when the value of a derivative(s) exceed(s) ETC OLP’s pre-established credit limit with the counterparty. Margin deposits are returned to ETC OLP on the settlement date. ETP had deposits with derivative counterparties of $65,034 as of August 31, 2005.

Deposits are received from ETC OLP’s customers as prepayments for natural gas deliveries in the following month and deposits from propane customers as security for future propane deliveries. Prepayments and security deposits may also be required when customers exceed their credit limits or do not qualify for open credit. Deposits received from customers were $88,038 as of August 31, 2005.

Exchanges

Exchanges consist of natural gas and NGL delivery imbalances with others. These amounts, which are valued at market prices, turn over monthly and are recorded as exchanges receivable or exchanges payable on the Company’s consolidated balance sheet. Management believes market value approximates cost.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs that do not add capacity or extend the useful life are expensed as incurred. Expenditures to refurbish assets that either extend the useful lives of the asset or prevent environmental contamination are capitalized and depreciated over the remaining useful life of the asset. Additionally, the Company capitalizes certain costs directly related to the installation of company-owned propane tanks and construction of assets including internal labor costs, interest and engineering costs. Upon disposition or retirement of pipeline components or natural gas plant components, any gain or loss is recorded to accumulated depreciation. When entire pipeline systems, gas plants or other property and equipment are retired or sold, any gain or loss is included in operations.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such a review should indicate that the carrying amount of long-lived assets is not recoverable, the Company reduces the carrying amount of such assets to fair value. No impairment of long-lived assets was recorded during the periods presented.

Components and useful lives of property, plant and equipment were as follows at August 31, 2005:

Land and improvements	$39,551
Buildings and improvements (10 to 30 years)	46,829
Pipelines and equipment (10 to 65 years)	1,574,519
Natural gas storage (40 years)	40,817
Bulk storage, equipment and facilities (3 to 30 years)	58,825
Tanks and other equipment (5 to 30 years)	346,924
Vehicles (5 to 10 years)	81,998
Right of way (20 to 65 years)	90,683
Furniture and fixtures (3 to 10 years)	11,995
Linepack	25,100
Pad Gas	102,557
Other (5 to 10 years)	17,893

2,437,691
Less – Accumulated depreciation	(136,804)

2,300,887
Plus – Construction work-in-process	139,678

Property, plant and equipment, net	$2,440,565

Capitalized interest is included for pipeline construction projects. Interest is capitalized based on the current borrowing rate. As of August 31, 2005, a total of $191 has been capitalized for pipeline construction projects.

Asset Retirement Obligation

The Company accounts for its asset retirement obligations in accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, (“SFAS 143”). SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period a legal obligation for the retirement of tangible long-lived assets is incurred, typically at the time the assets are placed into service. A corresponding asset is also recorded and depreciated over the life of the asset. After the initial measurement, an entity would recognize changes in the amount of the liability resulting from the passage of time and revisions to either the timing or amount of estimated cash flows.

ETP’s management has completed the assessment of SFAS No. 143, and has determined that ETP is obligated by contractual requirements to remove facilities or perform other remediation upon retirement of certain assets. Determination of the amounts to be recognized is based upon numerous estimates and assumptions, including expected settlement dates, future retirement costs, future inflation rates, and the credit-adjusted risk-free interest rates. However, ETP management is not able to reasonably determine the fair value of the asset retirement obligations as of August 31, 2005 because the settlement dates are indeterminable. An asset retirement obligation will be recorded in the periods management can reasonably determine the settlement dates.

Investment in Affiliates

The Company owns interests in a number of related businesses that are accounted for using the equity method. In general, the Company uses the equity method of accounting for an investment in which there is a 20% to 50% ownership of its outstanding interests and exercises significant influences over its operating and financial policies.

Prior to June 29, 2005, ETC OLP owned a 50% interest in Vantex Gas Pipeline Company, LLC and a 50.5% interest in Vantex Energy Services, Ltd. These investments were accounted for under the equity method of accounting. On June 29, 2005, ETP bought the remaining 50% interest in Vantex Gas Pipeline and the remaining 49.5% interest of Vantex Energy Services, Ltd. The results of operations of the 100% owned entities are recognized on a consolidated basis from the date of acquisition. The Vantex system is located in East Texas and is composed of approximately 250 miles of pipeline. Vantex Energy Services provides energy related marketing services to small and medium sized producers and end users on the Vantex Gas Pipeline system.

Prior to December 27, 2002 when the remaining 50% of Oasis Pipe Line Company (“Oasis”) capital stock was redeemed. ETC OLP accounted for its initial 50% ownership in Oasis under the equity method. ETC OLP purchased the remaining 50% interest in Oasis on December 27, 2002 and Oasis became a wholly-owned subsidiary of ETC OLP. The Company recognized $1.6 million of equity method income from the investment in Oasis Pipe Line in 2003 prior to the December 27, 2002 acquisition. Oasis results from operations are recognized on a consolidated basis effective January 1, 2003.

The Company also owns a 49% interest in Ranger Pipeline, LP. (“Ranger”), which owns a 50% interest in Mountain Creek Joint Venture (“Mountain Creek”). Mountain Creek is located in North Texas and is composed of approximately 15 miles of pipeline. Mountain Creek supplies gas to an electric generation plant and earns the majority of its yearly income between the months of June and October. The Company accounts for its investment in Ranger using the equity method of accounting.

As a result of the HPL acquisition (see Note 5), the Company acquired a 50% ownership interest in Mid-Texas Pipeline Company (“ Mid-Texas”) which owns a 139-mile transportation pipeline that connects various receipt points in south Texas to delivery points at the Kary Hub. This pipeline has a throughout capacity of 500 MMcf/d. The investment is accounted for using the equity method of accounting. The Company does not exercise management control over Mid-Texas, and, therefore, the Company is precluded from consolidating the Mid-Texas financial statements with those of its own.

On July 18, 2005, the Company entered into a joint venture agreement for the purpose of jointly owning and operating a propane cylinder exchange business in metropolitan areas throughout the United States. The Company contributed cash of $2,304 and a note payable of $2,000 for its 50% interest in this joint venture. This investment is accounted for using the equity method of accounting.

Goodwill

Goodwill is associated with acquisitions by the Company. Of the $353,607 balance in goodwill, $27,512 is expected to be tax deductible. Goodwill is tested for impairment annually at August 31, in accordance with Statement of Accounting Standards No. 142, Goodwill and Other Intangible Assets, (“SFAS 142”). Based on the annual impairment tests performed in the fourth fiscal quarter of 2005, there was no impairment as of August 31, 2005. The changes in the carrying amount of goodwill, including the final purchase allocation related to the Energy Transfer Transactions and the ET Fuel Acquisition for the years ended August 31, 2005 were as follows:

Total
Balance as of August 31, 2004	$343,308
Fair value adjustment for final purchase allocation related to the ETC Transactions	(4,842)
Goodwill acquired during the period (including final purchase price adjustments)	15,141
Impairment losses	—

Balance as of August 31, 2005	$353,607

Goodwill acquired during the year includes final purchase price adjustments for acquisitions that occurred prior to the year ended August 31, 2005. The final assessment of asset values related to the Energy Transfer Transaction and the ET Fuel acquisition were not completed until the first and third quarter of fiscal year 2005, respectively. Goodwill related to the ET Fuel acquisition was warranted because this acquisition enhanced the Partnership’s current operations and provides synergies to the existing assets owned by the Partnership. The determination of the final fair values resulted in adjustments made in 2005 and consisted of changes from the initially determined values as of June 2, 2004, as follows:

	ET Fuel acquisition	Energy Transfer Transactions
Increase (decrease) in goodwill	$10,327	$(4,842)
Increase in intangibles	$—	$10,034
Increase in accrued expenses	$(233)	$—
Increase in exchanges Payable	$(10,094)	$—
Decrease in property and equipment	$—	$(5,192)

As noted in Note 5, the purchase price of HPL has been allocated using the acquisition methodology used by the Partnership when evaluating potential acquisitions. Early indications are that the purchase price may be assigned primarily to depreciable fixed assets or amortizable intangible assets as opposed to goodwill. The Partnership has engaged an appraisal firm to perform the asset appraisal in order to develop a definitive allocation of the purchase price. As a result, the final purchase price allocation may differ from the preliminary allocation. To the extent that the final allocation will result in goodwill, this amount would not be subject to amortization, but would be subject to an annual impairment test and if necessary, written down to a lower fair value should circumstances warrant.

Intangibles and Other Assets

Intangibles and other assets are stated at cost net of amortization computed on the straight-line method. The Company eliminates from its balance sheet the gross carrying amount and the related accumulated amortization for any fully amortized intangibles in the year they are fully amortized. Components and useful lives of intangibles and other assets were as follows as of August 31, 2005:

	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets -
Noncompete agreements (5 to 15 years)	$29,278	$(8,051)
Customer lists (3 to 15 years)	50,148	(6,612)
Financing costs (3 to 15 years)	17,188	(995)
Consulting agreements (2 to 7 years)	132	(75)
Other (10 years)	477	(191)

Total	97,223	(15,924)

Unamortized intangible assets -
Trademarks	29,447	—
Other assets	1,413	—

Total intangibles and other assets	$128,083	$(15,924)

The Company reviews amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable in accordance with Statement of Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). If such a review should indicate that the carrying amount of amortizable intangible assets is not recoverable, the Company reduces the carrying amount of such assets to fair value. The Company reviews non-amortizable intangible assets for impairment annually at August 31, or more frequently if circumstances dictate, in accordance with SFAS 144. No impairment of intangible assets has been recorded as of August 31, 2005.

Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following as of August 31, 2005:

Interest payable	$9,651
Wages, payroll taxes and employee benefits	23,721
Taxes other than income	24,615
Advanced budget payments and unearned revenue	61,851
Other	26,172

Accrued and other current liabilities	$146,010

Fair Value

The carrying amounts of accounts receivable and accounts payable approximate their fair value. Based on the estimated borrowing rates currently available to the Company for long-term loans with similar terms and average maturities, the aggregate fair value and carrying amount of long-term debt at August 31, 2005 was $1,722,519 and $1,715,054, respectively.

Income Taxes

ETP LLC. is a limited liability company. As a result, ETP LLC.’s earnings or losses for income tax purposes are included in the tax returns of the individual members. Net earnings for financial statement purposes may differ slightly from taxable income reportable to unitholders as a result of differences between the tax basis and financial reporting basis of assets and liabilities and the taxable income allocation requirements under the Partnership Agreement.

Oasis, Heritage Holdings and certain other of the Company’s subsidiaries are taxable corporations and follow the asset and liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS 109”). Under SFAS 109, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received and liabilities settled.

Unit Based Compensation Plans

The Company follows the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 Accounting for Stock-based Compensation (“SFAS 123”). SFAS 123 requires that significant assumptions be used during the year to estimate the fair value, which includes the risk-free interest rate used, the expected life of the grants under each of the plans and the expected distributions on each of the units granted. The Company assumed a weighted average risk free interest rate of 2.87% for the year ended August 31, 2005, in estimating the present value of the future cash flows of the distributions during the vesting period on the measurement date of each grant. The weighted average, grant date,fair value of the awards outstanding during fiscal year 2005 was $17.37. Annual average cash distributions at the grant date were estimated to be $1.85 for the year ended August 31, 2005. The expected life of each grant is assumed to be the minimum vesting period under certain performance criteria of each grant.

Restricted Unit Plan

Effective March 15, 2005 ETP declared a two-for-one split of its Common Units. The units discussed in this footnote are reflected on a post-split basis.

The Company previously adopted the Amended and Restated Restricted Unit Plan dated August 10, 2000, amended February 4, 2002 as the Second Amended and Restated Restricted Unit Plan (the “Restricted Unit Plan”), for certain directors and key employees of ETP GP and its affiliates. The Restricted Unit Plan provided rights to acquire up to 292,000 Common Units of ETP. The Restricted Unit Plan provided for the award or grant to key employees of the right to acquire Common Units of ETP on such terms and conditions (including vesting conditions, forfeiture or lapse of rights) as the Compensation Committee of ETP GP (the Compensation Committee) shall determine. In addition, eligible directors automatically received a director’s grant of 1,000 Common Units on each September 1, and newly elected directors were also entitled to receive a grant of 2,000 Common Units upon election or appointment to the Board. Directors who were employees of ETP were not entitled to receive a director’s grant of Common Units but could receive Common Units as employees.

Generally, awards granted under the Restricted Unit Plan vested upon the occurrence of specified performance objectives established by the Compensation Committee at the time designations of grants were made, or if later, the three-year anniversary of the grant date. In the event of a “change of control” (as defined in the Restricted Unit Plan), all rights to acquire ETP Common Units pursuant to the Restricted Unit Plan immediately vested. Pursuant to the January 2004 acquisition of the Company by ETE, the change of control provisions of the Restricted Unit Plan were triggered, resulting in the early vesting of 43,200 units by Heritage. Individuals holding 9,000 grants waived their rights to early vesting under the change of control provisions.

The issuance of ETP Common Units pursuant to the Restricted Unit Plan was intended to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation in respect of ETP’s Common Units. Therefore, no consideration was payable by the plan participants upon vesting and issuance of ETP’s Common Units. Following the June 23, 2004 approval of the 2004 Unit Plan at the special meeting of the Unitholders, the Restricted Unit Plan was terminated (except for the obligation to issue Common Units at the time the 16,592 units previously awarded vest), and no additional grants have been or will be made under the Restricted Unit Plan. During fiscal year 2005, 4,333 of these previously granted awards vested and Common Units were issued.

Long-Term Incentive Plan

Effective September 1, 2000, the Partnership adopted a long-term incentive compensation plan whereby units were to be awarded to the executive officers of the Partnership upon achieving certain targeted levels of Distributed Cash (as defined in the Long-Term Incentive Plan) per unit. Awards under the program were made starting in 2003 based upon the average of the prior three years Distributed Cash per unit. A minimum of 250,000 units and if targeted levels were achieved, a maximum of 500,000 units were available for award under the Long-Term Incentive Plan. In connection with the acquisition by La Grange Energy of the Partnership in January 2004, 150,018 units vested and Common Units were issued, and the Long-Term Incentive Plan was terminated.

2004 Unit Plan

On June 23, 2004 at a special meeting of the ETP Common Unitholders, the Common Unitholders approved the terms of Energy Transfer Partners’ 2004 Unit Plan (the “Plan”), which provides for awards of Common Units and other rights to ETP’s employees, officers, and directors. The maximum number of Common Units that may be granted under this Plan is 1,800,000 total units issued. Any awards that are forfeited or which expire for any reason, or any units which are not used in the settlement of an award will be available for grant under the Plan. Units to be delivered upon the vesting of awards granted under the Plan may be (i) units acquired by ETP in the open market, (ii) units already owned by ETP or its General Partner, (iii) units acquired by ETP or its General Partner directly from ETP, or any other person, (iv) units that are registered under a registration statement for this Plan, (v) Restricted Units, or (vi) any combination of the foregoing.

Employee Grants. The Compensation Committee, in its discretion, may from time to time grant awards to any employee, upon such terms and conditions as it may determine appropriate and in accordance with specific general guidelines as defined by the Plan. All outstanding awards shall fully vest into units upon any Change in Control as defined by the Plan, or upon such terms as the Compensation Committee may require at the time the award is granted. As of August 31, 2004, no grants of awards had been made to any employee under the 2004 Unit Plan. During fiscal year 2005, awards totaling 273,200 units were made under the 2004 Unit Plan to employees, including executive officers and 7.600 were forfeited. These awards will vest subject to vesting over a three-year period based upon the achievement of certain performance criteria. Vested awards will convert into Common Units upon the third anniversary of the measuring date for the grants, which is September 1 of each year. Vesting occurs based upon the total return to Energy Transfer Partners’ Unitholders as compared to a group of Master Limited Partnership peer companies. The issuance of Common Units pursuant to the 2004 Unit Plan is intended to serve as a means of incentive compensation, therefore, no consideration will be payable by the plan participants upon vesting and issuance of the Common Units.

Director Grants. Each director who is not also (i) a shareholder or a direct or indirect employee of any parent, or (ii) a direct or indirect employee of ETP LLC., ETP, or a subsidiary (“Director Participant”), who is elected or appointed to the Board for the first time shall automatically receive, on the date of his or her election or appointment, an award of up to 2,000 ETP Common Units (the “Initial Director’s Grant”). Commencing on September 1, 2004 and each September 1 thereafter that this Plan is in effect, each Director Participant who is in office on such September 1, shall automatically receive an award of units equal to $15,000 divided by the fair market value of a Common Units on such date (“Annual Director’s Grant”). Each grant of an award to a Director Participant will vest at the rate of 1/3 per year, beginning on the first anniversary date of the Award; provided however, notwithstanding the foregoing, (i) all awards to a Director Participant shall become fully vested upon a change in control, as defined by the Plan, unless voluntarily waived by such Director Participant, and (ii) all awards which have not yet vested on the date a Director Participant ceases to be a director shall vest on such terms as may be determined by the Compensation Committee. As of August 31, 2005, initial Director’s Grants totaling 16,844 units have been made under which 3,999 units vested on August 31, 2005 and 1,610 units vested on September 1, 2005 and Common Units were issued. Also on September 1, 2005, Director Grants of 2,460 units were awarded..

Long-Term Incentive Grants. The Compensation Committee may, from time to time, grant awards under the Plan to any executive officer or any employee it may designate as a participant in accordance with general guidelines under the Plan. These guidelines include (i) options to purchase a specified number of units at a specified exercise price, which are clearly designated in the award as either an “incentive stock option” within the meaning of Section 422 of the Internal Revenue Code, or a “non-qualifying stock option” that is not intended to qualify as an incentive stock option under Section 422; (ii) Unit Appreciation Rights that specify the terms of the fair market value of the award on the date the unit appreciation right is exercised and the strike price; (iii) units; or (iv) any combination hereof. There have been no Long-Term Incentive Grants made under the Plan.

This Plan will be administered by the Compensation Committee of the Board of Directors and may be amended from time to time by the Board; provided however, that no amendment will be made without the approval of a majority of the Energy Transfer Partners Unitholders (i) if so required under the rules and regulations of the New York Stock Exchange or the Securities and Exchange Commission; (ii) that would extend the maximum period during which an award may be granted under the Plan; (iii) materially increase the cost of the Plan to the Company; or (iv) result in this Plan no longer satisfying the requirements of Rule 16b-3 of Section 16 of the Securities and Exchange Act of 1934. This Plan shall terminate no later that the 10th anniversary of its original effective date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements.

Some of the other more significant estimates made by management include, but are not limited to, allowances for doubtful accounts, the fair value of derivative instruments, useful lives for depreciation and amortization, purchase accounting allocations and subsequent realizability of intangible assets, deferred taxes, and general business and medical self-insurance reserves. Actual results could differ from those estimates.

Accounting for Derivative Instruments and Hedging Activities

The Company applies Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) as amended. This statement requires that all derivatives be recognized in the balance sheet as either an asset or liability measured at fair value. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statement of operations and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment.

The Company has established a formal risk management policy in which derivative financial instruments are employed in connection with an underlying asset, liability and/or anticipated transaction. The midstream and transportation segments do not use derivative financial instruments for speculative purposes. At inception, the Company formally documents the relationship between the hedging instrument and the hedged item, the risk management objectives, and the methods used for assessing and testing effectiveness. The Company also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are used in its hedging transactions are highly effective in offsetting changes in cash flows. Furthermore, management meets on a weekly basis to assess the creditworthiness of the derivative counterparties to manage against the risk of default. If the Company determines that a derivative is no longer highly effective as a hedge, it discontinues hedge accounting prospectively by including changes in the fair value of the derivative in current earnings.

The Company utilizes various exchange-traded and over-the-counter commodity financial instrument contracts to limit its exposure to margin fluctuations in natural gas and NGL prices. These contracts consist primarily of futures and swaps. The Company designates various futures and certain associated basis contracts as cash flow hedging instruments in accordance with SFAS 133. All derivatives are recognized in the balance sheet as price risk management assets or liabilities and are measured at fair value. For those instruments that do not qualify for hedge accounting, the change in market value is recorded as cost of products sold in the consolidated statement of operations. The fair value of price risk management assets and liabilities that are designated and documented as cash flow hedges and determined to be effective are recorded through other comprehensive income. The effective portion of the hedge gain or loss is initially reported as a component of other comprehensive income and when the physical transaction settles, any gain or loss previously recorded in other comprehensive income (loss) on the derivative is recognized in costs of sales in the consolidated statement of operations. The ineffective portion of the gain or loss is reported immediately in cost of products sold in the consolidated statement of operations. As of August 31, 2005 these hedging instruments had a net fair value of $(84,523) which was recorded as price risk management assets and liabilities on the balance sheet through other comprehensive income net of minority interest. The majority of the Company’s derivatives are expected to settle within the next three years.

In the course of normal operations, the Company routinely enters into contracts such as forward physical contracts for the purchase and sale of natural gas, propane, and other NGLs that qualify for and are designated as a normal purchase and sales contracts. Such contracts are exempted from the fair value accounting requirements of SFAS 133 and are accounted for using traditional accrual accounting. In connection with the HPL acquisition, the Company acquired certain physical forward contracts that contain embedded options. These contracts have not been designated as normal purchases and sales contracts, and therefore, are marked to market in addition to the financial options that offset them. The Black Scholes valuation model was used to estimate the value of these embedded derivatives.

During the quarter ended August 31, 2005, the Company adopted a new risk management policy that provides for our marketing operations to execute limited strategies. Certain strategies are considered trading for accounting purposes, and are executed with the use of a combination of financial instruments including but not limited to futures and basis trades. The derivative contracts that are entered into for trading purposes, subject to limits, are recognized on the consolidated balance sheet at fair value.

The market prices used to value the financial derivative transactions reflect management’s estimates considering various factors including closing exchange and over-the-counter quotations, and the time value of the underlying commitments.

Recently Issued Accounting Standards

FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”). In March 2005, the Financial Accounting Standards Board (FASB) published FIN 47, which requires companies to record a liability for those asset retirement obligations in which the timing or amount of settlement of the obligation are uncertain. These conditional obligations were not addressed by SFAS 143. FIN 47 will require the Partnership to accrue a liability when a range of scenarios can be determined. Management intends to adopt FIN 47 no later than the end of the fiscal year ending August 31, 2006, and has not yet determined the impact, if any, that this pronouncement will have on the Company’s financial statements.

SFAS No. 123 (Revised 2004) (“SFAS 123R”), Share-Based Payment. In December 2004, the FASB issued SFAS 123R, which replaces SFAS 123 and supercedes Accounting Principles Board (“APB”) Opinion No. 25. SFAS 123R requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. The revised statement requires that an entity account for those transactions using the fair-value-based method, and eliminates the intrinsic value method of accounting in APB 25, Accounting for Stock Issued to Employees, which was permitted under SFAS 123, as originally issued. The revised statement also requires entities to disclose information about the nature of the share-based payment transactions and the effects of those transactions on the financial statements. SFAS 123R is effective for public companies, that are not small business issuers, beginning with their next fiscal year. All public companies must use either the modified prospective or modified retrospective transition method. On March 29, 2005, the SEC staff issued SAB No. 107 (“SAB 107”), Share-Based Payment, to express the views of the staff regarding the interaction between SFAS 123R and certain SEC rules and regulations and to provide the staff’s views regarding the valuation of share-based payment arrangements for public companies. We have considered the additional guidance provided by SAB 107 in connection with its implementation of SFAS 123R as of September 1, 2005 which did not have a material impact on its consolidated results of operations, cash flows or financial position.

SFAS No. 151 (“SFAS 151”), Inventory Costs – an amendment of ARB No. 43, Chapter 4. In November 2004, the FASB issued SFAS 151 which amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing.” ARB No. 43 previously required that certain costs associated with inventory be treated as current period charges if they were determined to be so abnormal as to warrant it. SFAS 151 amends this removing the so abnormal requirement and stating that unallocated overhead costs and other items such as abnormal handling costs and amounts of wasted materials (spoilage) require treatment as current period charges rather than a portion of inventory cost. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted. The provisions of this statement need not be applied to immaterial items. The Company does not allocate overhead costs to inventory and management has determined that there are no other material items which require the application of SFAS 151.

SFAS No. 153 (“SFAS 153”), “Exchanges of Nonmonetary Assets-an amendment of APB Opinion No. 29.” In December 2004, the FASB issued SFAS 153, which amends APB Opinion No. 29 by eliminating the exception to the fair-value principle for exchanges of similar productive assets, which were accounted for under APB Opinion No. 29 based on the book value of the asset surrendered with no gain or loss recognition. SFAS 153 also eliminates APB 29’s concept of culmination of an earnings process. SFAS 153 is effective for nonmonetary transactions occurring in fiscal periods beginning after June 15, 2005. The Company adopted SFAS 153 during the fiscal quarter ending August 31, 2005 without a material impact on the Company’s consolidated results of operations, cash flows or financial position.

SFAS No. 154 (“SFAS 154”), “Accounting Changes and Error Correction – a replacement of APB Opinion No. 20 and FASB Statement No. 3.” In May 2005, the FASB issued SFAS 154 which requires that the direct effect of voluntary changes in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Indirect effects of a change should be recognized in the period of the change. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 will depend on the nature and extent of any voluntary accounting changes and correction of errors after the effective date, but management does not currently expect SFAS 154 to have a material impact on the Company’s consolidated results of operations, cash flows or financial position.

EITF Issue No. 03-13 (“EITF 03-13”), Applying the Conditions in Paragraph 42 of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations.” In November 2004, the EITF reached a consensus with respect to evaluating whether the criteria in SFAS 144 has been met for classifying as a discontinued operation a component of an entity that either has been disposed of or is classified as held for sale. To qualify as a discontinued operation, SFAS 144 requires that the cash flows of the disposed component be eliminated from the operations of the ongoing entity and that the ongoing entity not have any significant continuing involvement in the operations of the disposed component after the disposal transaction. The consensus is to be applied prospectively to a component of an entity that is either disposed or classified held for sale in fiscal periods beginning after December 15, 2004. The Company accounted for the sale of its discontinued operations in accordance with SFAS 144 and EITF 03-13 as of August 31, 2005.

EITF Issue No. 03-6 (“EITF 03-6”). “Participating Securities and the Two-Class method under FASB Statement No. 128.” EITF 03-6 requires the calculation of net earnings per limited partner unit for each period presented according to distributions declared and participation rights in undistributed earnings, as if all of the earnings for the period had been distributed. In periods with undistributed earnings above certain levels, the calculation according to the two-class method results in an increased allocation of undistributed earnings to the general partner of ETP and a dilution of the earnings to the limited partners. In periods that may have year-to-date net losses the allocation of the net losses to the limited partners and the general partner of ETP will be determined based on the same allocation basis specified in the ETP Partnership Agreement that would apply to periods in which there were no undistributed earnings. ETP follows the requirements of EITF 03-6 in calculating their net earnings per limited partner unit.

EITF Issue No.04-1 (“EITF 04-1”). Accounting for Preexisting Relationships between the Parties to a Business Combination. EITF 04-1 requires that pre-existing contractual relationships between two parties involved in a business combination be evaluated to determine if a settlement of the pre-existing contracts is required separately from the accounting for the business combination. This consensus is effective for business combinations consummated and goodwill impairment tests performed in reporting periods beginning after October 13, 2004. The Company adopted EITF 04-1 during the quarter ended February 28, 2005, without a material effect on its financial position, results of operations and cash flows.

3. ASSETS HELD IN TRUST:

In connection with the initial public offering (“IPO”) of Heritage in June 1996, HHI retained proceeds, which were placed in various trusts to be paid to the noteholders of noncompete agreements entered into prior to the IPO. The proceeds are disbursed monthly from the trust in accordance with the noncompete agreements. These assets were transferred to ETP GP upon its becoming the General Partner of ETP. ETP GP retains all earnings from the trust assets.

4. DISCONTINUED OPERATIONS

On April 14, 2005, ETP completed the sale of its Oklahoma gathering, treating and processing assets, referred to as the Elk City System, for total cash proceeds of $191,606, including certain adjustments as provided for in the purchase and sale agreement. ETP sold the Elk City System to allow its management to focus on integrating ETP’s asset base in Texas including the assets acquired during the last twelve months. The Elk City System was included in the Partnership’s midstream segment. The cash proceeds were used to repay a portion of the indebtedness incurred by ETP as a result of the acquisition of HPL. The sale of the Elk City System has been accounted for as discontinued operations.

5. ACQUISITIONS:

In November 2004, ETC OLP acquired the Texas Chalk and Madison Systems from Devon Gas Services for $63,022 in cash which was principally financed with $60,000 from the then existing ETC OLP Revolving Credit Facility. The total purchase price was $65,067 which included $63,022 of cash paid and liabilities assumed of $2,045. These assets include approximately 1,800 miles of gathering and mainline pipeline systems, four natural gas treating plants, condensate stabilization facilities and an 80 MMcf/d gas processing plant. These assets will be integrated into the Southeast Texas System and are expected to provide increased throughput capacity to our existing midstream assets. The acquisition was not material for pro forma disclosure purposes.

In January 2005, ETC OLP acquired the controlling interests in HPL from American Electric Power Corporation (“AEP”) for approximately $825,000 subject to working capital adjustments. This acquisition was financed by ETC OLP through a combination of cash on hand, borrowings under its current credit facilities and a private placement with institutional investors of $350,000 of ETP Common Units. In addition, ETC OLP acquired working inventory of natural gas stored in the Bammel storage facilities and financed it through a short-term borrowing from an affiliate. The total purchase price of $1,350,212 which included $1,039,521 of cash paid, net of cash acquired and liabilities assumed of $344,663, including $800 in estimated acquisition costs, was allocated to the assets acquired and liabilities assumed. Under the terms of the transaction, ETP, through ETC OLP, its wholly-owned subsidiary, acquired all but a 2% limited partner interest in HPL. The HPL System is comprised of approximately 4,200 miles of intrastate pipeline with aggregate capacity of 2.4 Bcf/d, substantial storage facilities and related transportation assets. The acquisition enables ETP to expand its current transportation systems into areas where it previously did not have a presence, and in combination with ETP’s current midstream assets, provides the premier producing basins in Texas with direct access to the Houston Ship Channel corridor. HPL is included in the transportation and storage operating segment.

Prior to June 29, 2005, ETC OLP owned a 50% interest in Vantex Gas Pipeline Company, LLC and a 50.5% interest in Vantex Energy Services, Ltd. These investments were accounted for under the equity method of accounting. On June 29, 2005 ETC OLP bought the remaining 50% interest in Vantex Gas Pipeline and the remaining 49.5% interest of Vantex Energy Services, Ltd. The results of operations of the 100% owned entities are recognized on a consolidated basis from the date of acquisition. The Vantex system is located in East Texas and is composed of approximately 250 miles of pipeline. Vantex Energy Services provides energy related marketing services to small and medium sized producers and end users on the Vantex Gas Pipeline system.

During the fiscal year ended August 31, 2005, HOLP acquired substantially all of the assets of ten propane businesses. The aggregate purchase price for these acquisitions totaled $30,772 which included $25,462 of cash paid, net of cash acquired, 120,550 Common Units on a post-split basis issued valued at $2,500 and liabilities assumed of $2,810. In the aggregate, these acquisitions are not material for pro forma disclosure purposes. The cash paid for acquisitions was financed primarily with the HOLP Senior Revolving Acquisition Facility.

The following table presents the allocation of the acquisition cost to the assets acquired and liabilities assumed based on their fair values for these acquisitions (in thousands):

	Texas Chalk and Madison Systems November 2004	HPL January 2005	Vantex June 2005	HOLP acquisitions (aggregated)
Cash and equivalents	$—	$191	$2,161	$5
Accounts receivable	—	321,214	12,153	875
Inventory	—	132,095	—	584
Other current assets	—	8,672	2	215
Investments in unconsolidated affiliate	—	32,940	(7,579)	—
Price risk management assets	—	—	—	—
Property, plant, and equipment	65,067	823,360	10,517	18,592
Intangibles	—	1,440	—	5,971
Goodwill	—	—	—	4,535

Total assets acquired	65,067	1,319,912	17,254	30,777

Accounts payable	(525)	(253,784)	(10,808)	(233)
Accrued expenses	(1,520)	(18,344)	(182)	(181)
Other current liabilities	—	(11,829)	(264)	(227)
Other liabilities	—	(15,277)	—	—
Price risk management liabilities	—	—	—	—
Long-term debt	—	—	—	(2,169)
Minority interest	—	(15,129)	—	—

Total liabilities assumed	(2,045)	(314,363)	(11,254)	(2,810)

Net assets acquired	$63,022	$1,005,549	$6,000	$27,967

The purchase prices have been allocated based on the fair values of the assets acquired and liabilities assumed at the date of an acquisition. The preliminary allocation may be adjusted to reflect the final purchase price allocation which will be based on an independent appraisal, if applicable.

During the third fiscal quarter of 2005 ETP completed a verification of the working gas inventory contained in the storage facilities it had acquired in two acquisitions and has adjusted the preliminary allocations of the purchase prices to reflect the verified amounts. ETP has also adjusted the preliminary allocations to reflect working capital settlement with AEP occurring in the fourth fiscal quarter of 2005. ETP continues to have discussions with AEP regarding the inventory verification and certain working capital matters, and further adjustments may be necessary based on any final determinations made in accordance with the purchase and sale agreement.

The Company recorded the following intangible assets in conjunction with these acquisitions as of August 31, 2005:

Customer lists (3 to 15 years)	$3,456
Non-compete agreements (5 to 10 years)	1,326

Total amortized intangible assets	4,782

Trademarks and trade names	2,629
Goodwill	4,535

Total intangible assets acquired	$11,946

Goodwill was warranted because these acquisitions enhance ETP’s current operations and certain acquisitions are expected to reduce costs through synergies with existing operations. The Company assigned all of the goodwill acquired to the retail propane segment of HOLP. The entire $4,535 goodwill acquired is expected to be tax deductible.

Each of these acquisitions was accounted for as a business combination using the purchase method of accounting in accordance with the provisions of SFAS 141, and each purchase price has been initially allocated based on the estimated fair value of the individual assets acquired and the liabilities assumed at the date of the respective acquisition. The results of operations for these acquisitions are included in the Consolidated Statement of Operations from the date of the respective acquisition.

6. WORKING CAPITAL FACILITY AND LONG-TERM DEBT:

Long-term debt consists of the following:

	August 31, 2005	Maturities
Senior Notes:
2005 5.95% Senior Notes, net of discount of $2,160	$747,840	One payment of $750,000 due February 1, 2015. Interest is paid semi-annually.

2005 5.65% Senior Notes, net of discount of $412	$399,592	One payment of $400,000 due August 1, 2012. Interest is paid semi-annually.

HOLP Senior Secured Notes:
1996 8.55% Senior Secured Notes	$72,000	Annual payment of $12,000 due each June 30, 2002 through 2011. Interest is paid quarterly.
1997 Medium Term Note Program:

7.17% Series A Senior Secured Notes	12,000	Annual payment of $2,400 due each November 19, 2005 through 2009. Interest is paid semi-annually.

7.26% Series B Senior Secured Notes	16,000	Annual payment of $2,000 due each November 19, 2003 through 2012. Interest is paid semi-annually.

6.50% Series C Senior Secured Notes	714	Annual payments of $357 due each March 13, 2006 and 2007. Interest is paid semi-annually.

2000 and 2001 Senior Secured Promissory Notes:
8.47% Series A Senior Secured Notes	6,400	Annual payments of $3,200 due each August 15, 2003 through 2007. Interest is paid quarterly.

8.55% Series B Senior Secured Notes	22,857	Annual payments of $4,571 due each August 15, 2004 through 2010. Interest is paid quarterly.

8.59% Series C Senior Secured Notes	27,000	Annual payments of $5,750 due August 15, 2006 and 2007, $4,000 due August 15, 2008, and $5,750 due August 15, 2009 and 2010. Interest is paid quarterly.

8.67% Series D Senior Secured Notes	58,000	Annual payments of $12,450 due August 15, 2008 and 2009, $7,700 due August 15, 2010, $12,450 due August 15, 2011, and $12,950 due August 15,2012, respectively. Interest is paid quarterly.

8.75% Series E Senior Secured Notes	7,000	Annual payments of $1,000 due each August 15, 2009 through 2015. Interest is paid quarterly.

8.87% Series F Senior Secured Notes	40,000	Annual payment of $3,636 due each August 15, 2010 through 2020. Interest is paid quarterly.

7.21% Series G Senior Secured Notes	11,400	Annual payment of $3,800 due each May 15, 2004 through 2008. Interest is paid quarterly.

7.89% Series H Senior Secured Notes	8,000	Annual payment of $727 due each May 15, 2006 through 2016. Interest is paid quarterly.

7.99% Series I Senior Secured Notes	16,000	One payment of $16,000 due on May 15, 2013. Interest is paid quarterly.

ETC OLP Term Loan Facility	—	Repaid in January, 2005 – see “2005 Senior Notes” below.

HOLP Senior Revolving Acquisition Facility	42,000	Available through December 31, 2006 – see terms below under “Revolving Credit Facilities”.

Revolving Credit Facility	186,000	Available through January 2010 – see terms below under “Revolving Credit Facilities”.

Revolving Credit Facility Swingline loan option	15,000	Available through January 2010 – see terms below under “Revolving Credit Facilities”.

Long term portion of the Senior Revolving Working Capital Facility	9,642	Available through December 31, 2006 – see terms below under “Revolving Credit Facilities”.

Notes Payable on noncompete agreements with interest imputed at rates averaging 7.48%	15,284	Due in installments through 2014.

Other	2,612	Due in installments through 2024.

Current maturities of long-term debt	(39,376)

	$1,675,965

All receivables, contracts, equipment, inventory, general intangibles, cash concentration accounts, and the capital stock of HOLP and its subsidiaries secure the Senior Secured, Medium Term, and Senior Secured Promissory Notes. In addition to the stated interest rate for the Notes, the Partnership is required to pay an additional 1% per annum on the outstanding balance of the Notes at such time as the Notes are not rated investment grade status or higher. As of August 31, 2005 the Notes were rated investment grade or better thereby alleviating the requirement that HOLP pay the additional 1% interest.

2005 Senior Notes

On January 18, 2005, in a Rule 144A private placement offering, ETP issued $750,000 in aggregate principal amount of its 5.95% Senior Notes due on February 1, 2015 (the “2015 Unregistered Notes”). ETP recorded a discount of $2,265 and debt issue costs of $7,375 in connection with the issuance of 2015 Unregistered Notes. The net proceeds of approximately $741,000 were used to repay the indebtedness and accrued interest outstanding under the then existing ETC OLP credit facilities that were previously secured by the assets of ETC OLP. As a result of the repayment, ETP wrote off $7,996 in deferred financing costs and accounted for the write-off as loss on extinguishment of debt. On July 29, 2005, ETP completed a registered exchange offer to exchange newly issued 5.95% Senior Notes due 2015 which have been registered under the Securities Act of 1933 (the New Notes), for a like amount of outstanding 5.95% Senior Notes due 2015, which have not been registered under the Securities Act (the Old Notes). The sole purpose of the exchange offer was to fulfill the obligations of ETP under the registration rights agreement entered into in connection with the sale of the Old Notes. The New Notes issued pursuant to the exchange offer have substantially identical terms to the Old Notes.

On July 29, 2005 ETP completed an offering pursuant to Rule 144A and Regulation S under the Securities Act of 1933, whereby ETP issued $400,000 in aggregate principal amount of 5.65% Senior Notes due 2012 (the “2012 Unregistered Notes” and together with the 2015 Unregistered Notes, the “ETP Senior Notes”). ETP recorded a discount of $412 and debt issue costs of $2,840 in conjunction with the 2012 Unregistered Notes. The ETP Senior Notes, are fully and unconditionally guaranteed by ETC OLP and its designated subsidiaries.

ETC OLP and its designated subsidiaries act as the guarantor of the debt obligations for the 2015 Unregistered Notes issued on January 18, 2005 and the 2012 Unregistered Notes issued on July 29, 2005. If ETP were to default, ETC OLP and the other guarantors would be responsible for full repayment of those obligations. The ETP Senior Notes have equal rights to holders of our other current and future unsecured debt.

Revolving Credit Facilities

Effective January 18, 2005, ETP entered into an unsecured Revolving Credit Facility. The terms of the agreement are as follows:

A $700,000 unsecured Revolving Credit Facility available through January 18, 2010. Amounts borrowed under the Revolving Credit Facility bear interest at a rate based on either a Eurodollar rate, or a prime rate. Effective June 2, 2005, ETP increased the unsecured Revolving Credit Facility from $700,000 to $800,000. The Revolving Credit Facility also offers a Swingline loan option with the maximum borrowing of $30,000 at a daily rate based on the London market. The weighted average interest rate was 4.827% as of August 31, 2005. The maximum commitment fee payable on the unused portion of the facility is 0.30%. ETP borrowed $475,000 under the Revolving Credit Facility to fund a portion of the HPL acquisition in January 2005. As of August 31, 2005, $201,000 was outstanding under the Revolving Credit Facility which includes $15,000 under the Swingline option and also had outstanding Letters of Credit of $11,300. Letter of Credit Exposure plus the Revolving Credit Facility cannot exceed the $800,000 maximum Revolving Credit Facility. Total amount available under the Credit Agreement as of August 31, 2005 was $587,700.

ETC OLP and its designated subsidiaries act as the guarantor of the Revolving Credit Facility. If ETP were to default, ETC OLP and the other guarantors would be responsible for full repayment of this obligation. The Revolving Credit Facility is unsecured and has equal rights to holders of ETP’s other current and future unsecured debt.

Effective March 31, 2004, HOLP entered into the Third Amended and Restated Credit Agreement. The terms of the Agreement are as follows:

A $75,000 Senior Revolving Working Capital Facility is available through December 31, 2006. Amounts borrowed under the Working Capital Facility bear interest at a rate based on either a Eurodollar rate or a prime rate. The weighted average interest rate was 5.308% for the amount outstanding at August 31, 2005. The maximum commitment fee payable on the unused portion of the facility is 0.50%. HOLP must reduce the principal amount of working capital borrowings to $10,000 for a period of not less than 30 consecutive days at least one time during each fiscal year. All receivables, contracts, equipment, inventory, general intangibles, cash concentration accounts of HOLP, and the capital stock of HOLP’s subsidiaries secure the Senior Revolving Working Capital Facility. As of August 31, 2005, the Senior Revolving Working Capital Facility had a balance outstanding of $26,668, of which $9,642 was long-term and $17,026 was short-term. A $5,000 Letter of Credit issuance is available to HOLP for up to 30 days prior to the maturity date of the Working Capital Facility. HOLP completed the 30-day clean down requirement under its Senior Revolving Working Capital Facility on June 14, 2005 and had outstanding Letters of Credit of $1,002 at August 31, 2005. Letter of Credit Exposure plus the Working Capital Loan cannot exceed the $75,000 maximum Working Capital Facility.

A $75,000 Senior Revolving Acquisition Facility is available through December 31, 2006. Amounts borrowed under the Acquisition Credit Facility bear interest at a rate based on either a Eurodollar rate or a prime rate. The weighted average interest rate was 5.182% for the amount outstanding at August 31, 2005. The maximum commitment fee payable on the unused portion of the facility is 0.50%. All receivables, contracts, equipment, inventory, general intangibles, cash concentration accounts of HOLP, and the capital stock of HOLP’s subsidiaries secure the Senior Revolving Acquisition Facility. As of August 31, 2005, the Senior Revolving Acquisition Facility had a balance outstanding of $42,000.

Effective September 1, 2005, HOLP entered into the Second Amendment to the Third Amended and restated Credit Agreement. The amendment in its entirety states as follows: “In no event shall the Letter of Credit Exposure exceed $15,000 at any time”. All of the remaining terms, provisions and conditions of the existing Credit Agreement continue in full force and effect as within the March 31, 2004 Third Amended and Restated Credit Amendment noted above.

The agreements for each of the Senior Secured Notes, Medium Term Note Program, Senior Secured Promissory Notes, and the Operating Partnerships’ bank credit facilities contain customary restrictive covenants applicable to the Operating Partnerships, including limitations on substantial disposition of assets, changes in ownership of the Operating Partnerships, the level of additional indebtedness and creation of liens. These covenants require the Operating Partnerships to maintain ratios of Consolidated Funded Indebtedness to Consolidated EBITDA (as these terms are similarly defined in the bank credit facilities and the Note Agreements) of not more than, 4.75 to 1 for HOLP and 4.75 to 1 during the 365-day period following the funding of the purchase price of the ET Fuel System and to 4.00 to 1 during any period other than the 365-day period following the funding of the purchase price of the ET Fuel System for ETC OLP and Consolidated EBITDA to Consolidated Interest Expense (as these terms are similarly defined in the bank credit facilities and the Note Agreements) of not less than 2.25 to 1 for HOLP and 2.75 to 1 for ETC OLP. The Consolidated EBITDA used to determine these ratios is calculated in accordance with these debt agreements. For purposes of calculating the ratios under the bank credit facilities and the Note Agreements, Consolidated EBITDA is based upon the Operating Partnerships’ EBITDA, as adjusted for the most recent four quarterly periods, and modified to give pro forma effect for acquisitions and divestures made during the test period and is compared to Consolidated Funded Indebtedness as of the test date and the Consolidated Interest Expense for the most recent twelve months. These debt agreements also provide that the Operating Partnerships may declare, make, or incur a liability to make, restricted payments during each fiscal quarter, if: (a) the amount of such restricted payment, together with all other restricted payments during such quarter, do not exceed Available Cash with respect to the immediately preceding quarter; (b) no default or event of default exists before such restricted payments; and (c) each Operating Partnership’s restricted payment is not greater than the product of each Operating Partnership’s Percentage of Aggregate Available Cash multiplied by the Aggregate Partner Obligations (as these terms are similarly defined in the bank credit facilities and the Note Agreements). The debt agreements further provide that HOLP’s Available Cash is required to reflect a reserve equal to 50% of the interest to be paid on the notes and in addition, in the third, second and first quarters preceding a quarter in which a scheduled principal payment is to be made on the notes, and a reserve equal to 25%, 50%, and 75%, respectively, of the principal amount to be repaid on such payment dates.

In addition, the Indenture relating to the Senior Notes issued on January 18, 2005 and the Revolving Credit Facility contain various covenants related to our ability to incur certain indebtedness, grant certain liens, enter into certain merger, sale or consolidation transactions, enter into sale-lease back transactions, and make certain investments. The Revolving Credit Facility also requires ETP to maintain ratios of Consolidated Funded Indebtedness to Consolidated EBITDA (as similarly defined in the Revolving Credit Agreement) of not more than 4.50 to 1 at any time other than during a Specified Acquisition Period (as similarly defined in the Revolving Credit Agreement) and 5.00 to 1 during a Specified Acquisition Period. The ratio of Consolidated EBITDA for each period of four consecutive fiscal quarters, to Consolidated Interest Expense (as similarly defined in the Revolving Credit Agreement), will never be less than 3.00 to 1.

Failure to comply with the various restrictive and affirmative covenants of the Operating Partnerships’ bank credit facilities and the Note Agreements could negatively impact the Operating Partnerships’ ability to incur additional debt and/or Energy Transfer Partner’s ability to pay distributions. The Operating Partnerships are required to measure these financial tests and covenants quarterly and were in compliance with all requirements, tests, limitations, and covenants related to the Senior Secured Notes, Medium Term Note Program and Senior Secured Promissory Notes, and the bank credit facilities as of August 31, 2005.

Future maturities of long-term debt for each of the next five fiscal years and thereafter are $39,376 in 2006; $91,025, in 2007; $46,158 in 2008; $43,316 in 2009; $241,830 in 2010, and $1,253,636 thereafter.

7. INCOME TAXES:

The components of the deferred tax liability were as follows at August 31, 2005:

Property, plant and equipment	$109,896
Other	1,289

$111,185

8. MAJOR CUSTOMERS

As of August 31, 2005, the Company had receivables due from BP Energy Company that represented approximately 11.0% of the Company’s total net accounts receivable. Management attempts to mitigate its credit risk by establishing strict credit policies for significant accounts receivable.

9. COMMITMENTS AND CONTINGENCIES:

Commitments

Certain property and equipment is leased under noncancelable leases, which require fixed monthly rental payments and expire at various dates through 2020. Fiscal year future minimum lease commitments for such leases are $5,881 in 2006; $3,231 in 2007; $2,204 in 2008; $1,901 in 2009; $1,397 in 2010 and $978 thereafter.

The Company has forward commodity contracts, which will be settled by physical delivery. Short-term contracts, which expire in less than one year, require delivery up to 567 million British thermal units per day (MMBtu/d). Long-term contracts total require delivery of up to 416 MMBtu/d. The long-term contracts run through October 2012.

In connection with the acquisition of the ET Fuel System in June of 2004, ETC OLP entered into an eight-year transportation and storage agreement with TXU Portfolio Management Company, LP (“TXU Shipper”) to transport a minimum of 115.6 MMBtu per year. ETC OLP also entered into two eight-year natural gas storage agreements with TXU Shipper to store gas at two natural gas storage facilities that are part of the ET Fuel System. TXU Shipper has notified ETC OLP that is has elected to reduce the minimum transport volume to 100.0 MMBtu per year beginning in January 2006.

ETC OLP has signed long-term agreements with several parties committing firm transportation volumes into the East Texas Pipeline which is part of the East Texas Pipeline System. Those commitments include an agreement with XTO Energy Inc. (“XTO”) to deliver approximately 200 MMBtu/d of natural gas into the pipeline. The term of the XTO agreement began in June 2004 when the pipeline became operational and expires in June 2012.

During 2005, ETC OLP entered into two new long-term agreements committing firm transportation volumes on certain of ETC OLP’s transportation pipelines. The two contracts will require an aggregated capacity of approximately 238 MMBtu/d of natural gas and extends through 2011.

In connection with the HPL acquisition in January 2005, ETC OLP acquired a sales agreement whereby ETC OLP is committed to sell minimum amounts of gas ranging from 20 MMBtu/d to 50 MMBtu/d to a single customer. Future annual minimum sale volumes remaining under the agreement are approximately 9.9 billion Btu/d, and 6.9 billion Btu/d for the years ended August 31, 2006, and 2007, respectively. The Company also assumed a contract with a service provider which obligates ETP to obtain certain compressor, measurement and other services through 2007 with monthly payments of approximately $1,700.

The Company in the normal course of business, purchases, processes and sells natural gas pursuant to long-term contracts. Such contracts contain terms that are customary in the industry. The Company believes that such terms are commercially reasonable and will not have a material adverse effect on the Company’s financial position or results of operations.

The Company has entered into several propane purchase and supply commitments with varying terms as to quantities and prices, which expire at various dates through March 2006.

Litigation

The Company’s midstream operating partnership, ETC OLP, may, from time to time, be involved in litigation and claims arising out of its operations in the normal course of business. In addition, management is not aware of any material legal or governmental proceedings against ETC OLP or contemplated to be brought against ETC OLP, under the various environmental protection statutes to which it is subject.

At the time of the HPL acquisition, the HPL Entities, their parent companies and AEP, were engaged in ongoing litigation with Bank of America (B of A) that related to AEP’s acquisition of HPL in the Enron bankruptcy and B of A’s financing of cushion gas stored in the Bammel Storage facility (Cushion Gas). This litigation is referred to as the “Cushion Gas Litigation”. Under the terms of the Purchase and Sale Agreement and the related Cushion Gas Litigation Agreement, AEP and its subsidiaries that were the sellers of the HPL Entities retained control of the Cushion Gas Litigation and have agreed to indemnify ETC OLP and the HPL Entities for any damages arising from the Cushion Gas Litigation and the loss of use of the Cushion Gas, up to a maximum of the amount paid by ETC OLP for the HPL Entities and the working gas inventory. The Cushion Gas Litigation Agreement terminates upon final resolution of the Cushion Gas Litigation. In addition, under the terms of the Purchase and Sale Agreement, AEP retained control of additional matters relating to ongoing litigation and environmental remediation and agreed to bear the costs of or indemnify ETC OLP and the HPL Entities for the costs related to such matters.

Propane is a flammable, combustible gas. Serious personal injury and significant property damage can arise in connection with its storage, transportation or use. In the ordinary course of business, HOLP is sometimes threatened with or are named as a defendant in various lawsuits seeking actual and punitive damages for product liability, personal injury and property damage. ETP maintains liability insurance with insurers in amounts and with coverages and deductibles management believes are reasonable and prudent, and which are generally accepted in the industry. However, there can be no assurance that the levels of insurance protection currently in effect will continue to be available at reasonable prices or that such levels will remain adequate to protect us from material expenses related to product liability, personal injury or property damage in the future. Although any litigation is inherently uncertain, based on past experience, the information currently available and the availability of insurance coverage, we do not believe that pending or threatened litigation matters will have a material adverse effect on our financial condition or results of operations.

Of the pending or threatened matters in which the Company or its subsidiaries are a party, none have arisen outside the ordinary course of business except for an action filed by HOLP on November 30, 1999 against SCANA Corporation, Cornerstone Ventures, L.P. and Suburban Propane, L.P. (the “SCANA litigation”). Prior to trial, a settlement was reached with Defendant Cornerstone Ventures, L.P., and they were dismissed from the litigation. On October 21, 2004, HOLP announced that it received a favorable jury verdict with respect to the SCANA litigation. The jury found in favor of HOLP on all four claims against SCANA, awarding a total of $48 million in actual and punitive damages. SCANA has appealed the jury’s decision, and currently, the parties are involved in the appeal of a number of post-trial motions. The Company cannot predict whether the final judgment will affirm the jury verdict without any modification. Because of the uncertainty of the final determination and the net amount funds the Company could receive, the Company cannot predict whether it will receive any of the damages awarded. The Company is entitled to a portion of that award only to the extent that ETP distributes any of the award funds to its Common Unitholders. As a result, management cannot yet predict whether the Company will receive any of the damages awarded by this verdict.

The Company or its subsidiaries is a party to various legal proceedings and/or regulatory proceedings incidental to its business. Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against ETP. In the opinion of management, all such matters are either covered by insurance, are without merit or involve amounts, which, if resolved unfavorably, would not have a significant effect on the financial position or results of operations of the Company. Once management determines that information pertaining to a legal proceeding indicates that it is probable that a liability has been incurred, an accrual is established equal to management’s estimate of the likely exposure. For matters that are covered by insurance, the Company accrues the related deductible. As of August 31, 2005 an accrual of $1,120 was recorded as accrued and other current liabilities on the Company’s consolidated balance sheet.

Environmental

The Company’s operations are subject to extensive federal, state and local environmental laws and regulations that require expenditures for remediation at operating facilities and waste disposal sites. Although the Company believes its operations are in substantial compliance with applicable environmental laws and regulations, risks of additional costs and liabilities are inherent in the natural gas pipeline and processing business, and there can be no assurance that significant costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operations, could result in substantial costs and liabilities. Accordingly, the Company has adopted policies, practices, and procedures in the areas of pollution control, product safety, occupational health, and the handling, storage, use, and disposal of hazardous materials to prevent material environmental or other damage, and to limit the financial liability, which could result from such events. However, some risk of environmental or other damage is inherent in the natural gas pipeline and processing business, as it is with other entities engaged in similar businesses.

In conjunction with the October 1, 2002 acquisition of the Texas and Oklahoma natural gas gathering and gas processing assets from Aquila Gas Pipeline, Aquila, Inc. agreed to indemnify ETC OLP for any environmental liabilities that arose from the operation of the assets for the period prior to October 1, 2002. Aquila also agreed to indemnify ETC OLP for 50% of any environmental liabilities that arose from the operations of Oasis Pipe Line Company prior to October 1, 2002.

The Company also assumed certain environmental remediation matters related to eleven sites in connection with its acquisition of HPL.

Petroleum-based contamination or environmental wastes are known to be located on or adjacent to six sites, on which the Company presently has, or formerly had, retail propane operations. These sites were evaluated at the time of their acquisition. In all cases, remediation operations have been or will be undertaken by others, and in all six cases, Heritage obtained indemnification for expenses associated with any remediation from the former owners or related entities. The Company has not been named as a potentially responsible party at any of these sites, nor has the Company’s operations contributed to the environmental issues at these sites. Accordingly, no amounts have been recorded in the Company’s August 31, 2005 balance sheet. Based on information currently available to the Company, such projects are not expected to have a material adverse effect on the Company’s financial condition or results of operations.

In July 2001, Heritage acquired a company that had previously received a request for information from the U.S. Environmental Protection Agency (the “EPA”) regarding potential contribution to a widespread groundwater contamination problem in San Bernardino, California, known as the Newmark Groundwater Contamination. Although the EPA has indicated that the groundwater contamination may be attributable to releases of solvents from a former military base located within the subject area that occurred long before the facility acquired by Heritage was constructed, it is possible that the EPA may seek to recover all or a portion of groundwater remediation costs from private parties under the Comprehensive Environmental Response, Compensation, and Liability Act (commonly called “Superfund”). Based upon information currently available to the Company, it is believed that the Company’s liability if such action were to be taken by the EPA would not have a material adverse effect on the Company’s financial condition or results of operations.

Environmental exposures and liabilities are difficult to assess and estimate due to unknown factors such as the magnitude of possible contamination, the timing and extent of remediation, the determination of the Company’s liability in proportion to other parties, improvements in cleanup technologies and the extent to which environmental laws and regulations may change in the future. Although environmental costs may have a significant impact on the results of operations for any single period, the Company believes that such costs will not have a material adverse effect on its financial position. As of August 31, 2005 an accrual on an undiscounted basis of $2,036 was recorded in the Company’s consolidated balance sheet to cover material environmental liabilities including certain matters assumed in connection with the HPL acquisition. A receivable of $404 was recorded in the Partnership’s balance sheets as of August 31, 2005 to account for Aquila’s share of certain environmental liabilities.

10. PRICE RISK MANAGEMENT ASSETS AND LIABILITIES:

Commodity Price Risk

The Company is exposed to market risks related to the volatility of natural gas and NGL prices. To reduce the impact of this price volatility, the Company primarily uses derivative commodity instruments (futures and swaps) to manage its exposures to fluctuations in margins. The fair value of all price risk management assets and liabilities that are designated and documented as cash flow hedges and determined to be effective are recorded through other comprehensive income until the settlement month. The amount on the balance sheet relating to price risk management assets liabilities in accumulated other comprehensive income will be reclassified into earnings over the next twelve months. When the physical transaction settles, any gain or loss previously recorded in other comprehensive income (loss) on the derivative is recognized in the statement of operations. Unrealized gains or losses on price risk management assets and liabilities that do not meet the requirements for hedge accounting are recognized in the statement of operations. The Company’s price risk management assets and liabilities were as follows as of August 31, 2005:

	Commodity	Notional Volume MMBTU	Maturity	Fair Value
August 31, 2005:

Mark to Market Derivatives
(Non-Trading)
Basis Swaps IFERC/Nymex	Gas	(16,775,767)	2005	$(5,462)
Basis Swaps IFERC/Nymex	Gas	(15,377,347)	2006	5,524
Basis Swaps IFERC/Nymex	Gas	(2,043,000)	2007	584

				$646

Swing Swaps IFERC	Gas	(11,986,504)	2005	$(6,580)
Swing Swaps IFERC	Gas	(13,650,000)	2006	180

				$(6,400)

Fixed Swaps/Futures	Gas	(2,150,000)	2005	$(8,562)
Fixed Swaps/Futures	Gas	190,000	2006	1,139

				$(7,423)

Options	Gas	416,000	2005	$17,552
Options	Gas	(730,000)	2006	46,951
Options	Gas	(730,000)	2007	15,772
Options	Gas	(732,000)	2008	(1,334)

				$78,941

Forward Physical Contracts	Gas	(5,578,000)	2005	$(17,552)
Forward Physical Contracts	Gas	(10,730,000)	2006	(46,951)
Forward Physical Contracts	Gas	(4,300,000)	2007	(15,772)
Forward Physical Contracts	Gas	(732,000)	2008	1,334

				$(78,942)
(Trading)
Basis Swaps IFERC/Nymex	Gas	(24,917,500)	2005	$30,815
Basis Swaps IFERC/Nymex	Gas	(30,855,000)	2006	15,804
Basis Swaps IFERC/Nymex	Gas	—	2007	3,214

				$49,833

Swing Swaps IFERC	Gas	(26,345,000)	2005	$(3,648)
Swing Swaps IFERC	Gas	(32,354,999)	2006	(52)
Swing Swaps IFERC	Gas	5,475,000	2007	14
Swing Swaps IFERC	Gas	11,020,000	2008	—

				$(3,686)

Fixed Swaps/Futures	Gas	(150,000)	2005	$559

Forward Physical Contracts	Gas	—	2005	$441

Cash Flow Hedging Derivatives

Fixed Swaps/Futures	Gas	(28,930,000)	2005	$(110,127)
Fixed Swaps/Futures	Gas	(13,137,500)	2006	(31,677)
Fixed Swaps/Futures	Gas	240,000	2007	662

				$(141,142)

Fixed Index Swaps	Gas	2,640,000	2005	$15,628
Fixed Index Swaps	Gas	3,270,000	2006	20,827

				$36,455

Basis Swaps IFERC/Nymex	Gas	(6,412,500)	2005	$3,172
Basis Swaps IFERC/Nymex	Gas	(465,000)	2006	189

				$3,361

Estimates related to the Company’s gas marketing activities are sensitive to uncertainty and volatility inherent in the energy commodities markets and actual results could differ from these estimates. The Company also attempts to maintain balanced positions in its non-trading activities to protect itself from the volatility in the energy commodities markets; however, net unbalanced positions can exist. Long-term physical contracts are tied to index prices. System gas, which is also tied to index prices, will provide the gas required by our long-term physical contracts. When third-party gas is required to supply long-term contracts, a hedge is put in place to protect the margin on the contract. Financial contracts, which are not tied to physical delivery, will be offset with financial contracts to balance the Company’s positions. To the extent open commodity positions exist, fluctuating commodity prices can impact the Company’s financial results and financial position, either favorably or unfavorably.

Interest Rate Risk

The Company is exposed to market risk for changes in interest rates related to the bank credit facilities of its operating partnership, ETC OLP, L.P. An interest rate swap agreement is used to manage a portion of the interest rate exposure which allows the Company to effectively convert a portion of variable rate debt into fixed debt.

On January 6, 2005, ETP entered into a forward-starting interest swap with a notional amount of $300,000 in anticipation of the bonds issued on January 18, 2005. The purpose of entering into this transaction was to effectively hedge the underlying U.S. Treasury rate related to our anticipated issuance of $750,000 in principal amount of fixed rate debt. The settlement of the swap resulted in a loss of $363 which is recorded in accumulated other comprehensive income. The loss will be amortized over the term of the bonds as interest expense.

ETP also entered into various forward starting interest swaps from February 2005 through May 2005, in anticipation of the issuance of an additional bond offering in the third or fourth fiscal quarter of 2005. Due to certain market conditions, the bond offering was postponed until July 29, 2005. Such agreements were designated as cash flow hedges of an anticipated transaction under SFAS 133. When the forward starting interest swaps settle and the anticipated bonds are issued, the gain or loss from the swap will be amortized over the term of the bonds through interest expense. Forward starting interest swaps with a notional amount of $150,000 were entered into and outstanding as of August 31, 2005 and had a fair value of $2,156 which was recorded as unrealized losses in accumulated other comprehensive income and a component of price risk management liabilities on the consolidated balance sheet. The outstanding interest rate swaps as of August 31, 2005 were entered into in anticipation of a bond offering to occur in the third quarter of fiscal year 2006.

ETP. also has an interest rate swap with a notional amount of $75,000 and matures on October 9, 2005. Under the terms of the interest rate swap agreement, ETP will pay a fixed rate of 2.76% and will receive three-month LIBOR with quarterly settlement commencing on January 9, 2003. The value of the interest rate swap is marked to market and recorded in interest expense. The value of the interest rate swap at August 31, 2005 was a liability of $151 and was recorded as a component of price risk management liabilities on the Company’s consolidated balance sheet.

Credit Risk

We maintain credit policies with regard to our counterparties that we believe significantly minimize overall credit risk. These policies include an evaluation of potential counterparties’ financial condition (including credit ratings), collateral requirements under certain circumstances and the use of standardized agreements which allow for netting of positive and negative exposure associated with a single counterparty.

Our counterparties consist primarily of financial institutions, major energy companies and local distribution companies. This concentration of counterparties may impact our operations either positively or negatively in that the counterparties may be similarly affected by changes in economic, regulatory or other conditions. Based on our policies, exposures, credit and other reserves, we do not anticipate a material adverse effect on financial position or results of operations as a result of counterparty performance.

11. PARTNERS’ CAPITAL:

The Partnership Agreement of Energy Transfer Partners requires that ETP distribute all of its Available Cash to its Unitholders and its General Partner within 45 days following the end of each fiscal quarter, subject to the payment of incentive distributions to the holders of Incentive Distribution Rights to the extent that certain target levels of cash distributions are achieved. The term Available Cash generally means, with respect to any fiscal quarter of ETP, all cash on hand at the end of such quarter, plus working capital borrowings after the end of the quarter, less reserves established by the General Partner in its sole discretion to provide for the proper conduct of the Company’s business, to comply with applicable laws or any debt instrument or other agreement, or to provide funds for future distributions to partners with respect to any one or more of the next four quarters. Available Cash is more fully defined in the Partnership Agreement of ETP.

Distributions by ETP in an amount equal to 100% of Available Cash will generally be made 98% to the Common, Class D, and Class E Unitholders and 2% to the General Partner, subject to the payment of incentive distributions to the General Partner to the extent that certain target levels of cash distributions are achieved.

The total amount of distributions paid or declared relating to the quarters in the fiscal year ending August 31, 2005 on Common Units, the Class D Units, the Class E, the General Partner interests and the Incentive Distribution Rights totaled $190.4 million, $12.5 million, $4.9 million, and $38.5 million, respectively. All such distributions were made from Available Cash from ETP’s Operating Surplus.

ETP makes distributions of available cash from operating surplus for any quarter in the following manner:

•

First, 98% to all Common and Class E Unitholders, in accordance with their percentage interests, and 2% to the General Partner, until each Common Unit has received $0.25 per unit for such quarter (the “minimum quarterly distribution”);

•

Second, 98% to all Common and Class E Unitholders, in accordance with their percentage interests, and 2% to the General Partner, until each Common Unit has received $0.275 per unit for such quarter (the “first target distribution”);

•

Third, 85% to all Common and Class E Unitholders, in accordance with their percentage interests, 13% to the holders of Incentive Distribution Rights, pro rata, and 2% to the General Partner, until each Common Unit has received at least $0.3175 per unit for such quarter (the “second target distribution”);

•

Fourth, 75% to all Common and Class E Unitholders, in accordance with their percentage interests, 23% to the holders of Incentive Distribution Rights, pro rata, and 2% to the General Partner, until each Common Unit has received at least $0.4125 per unit for such quarter; (the “third target distribution”); and

•

Fifth, thereafter, 50% to all Common and Class E Unitholders, in accordance with their percentage interests, 48% to the holders of Incentive Distribution Rights, pro rata, and 2% to the General Partner.

Notwithstanding the foregoing, any arrearage in the payment of the minimum quarterly distribution for all prior quarters and the distributions on each Class E Unit may not exceed $1.41 per year.

12. RELATED PARTY TRANSACTIONS:

As of August 31, 2005, accounts receivable from related companies was $2,380 due from various related companies related to receivables in the normal course of business. Accounts payable to related companies as of August 31, 2005, included $132 due to ETE related to the Energy Transfer Transactions. Accounts payable to related companies as of August 31, 2005 also included approximately $1,073 payable to unconsolidated companies for purchases of natural gas and operating expenses incurred in the normal course of business.

As of August 31, 2005 the Company had a note payable of $1,992 related to its contribution in a cylinder exchange joint venture entered into July 2005 in which it owns a 50% interest. The note bears interest at an annual rate equal to the one month LIBOR rate plus 150 basis points, compounded monthly. The note is recorded as long-term affiliated payable on the Company’s consolidated balance sheets. Included in accounts receivable from related companies as of August 31, 2005 is a receivable of $689 from this joint venture for administrative support services provided to and cash payments made on behalf of the joint venture by the Company.

ETC OLP secures compression services from third parties. Energy Transfer Technologies, Ltd. is one of the entities from which compression services are obtained. Energy Transfer Group, LLC is the general partner of Energy Transfer Technologies, Ltd. These entities are collectively referred to as the “ETG Entities”. The ETG Entities were not acquired by the Company in conjunction with the January 2004 Energy Transfer Transactions. The Company’s Co-Chief Executive Officers have an indirect ownership, and a director of the Partnership’s General Partner has an ownership interest, in the ETG Entities. In addition, two of the General Partner’s directors serve on the Board of Directors of the ETG Entities. The terms of each arrangement to provide compression services are negotiated at an arms-length basis by management and are reviewed and approved by the Audit Committee. During fiscal year 2005, payments totaling $900 were made to the ETG Entities for compression services provided to and utilized in the Company’s natural gas midstream operations.

At August 31, 2005, one of the Company’s natural gas midstream subsidiaries owned a 50% interest in South Texas Gas Gathering, a joint venture that owns an 80% interest in the Dorado System, a 61-mile gathering system located in South Texas. The other 50% equity interest in South Texas Gas Gathering is owned by an entity that includes one of the General Partner’s directors. The Partnership is the operator of the Dorado System. At August 31, 2004, there was a balance of $248 owing to the Partnership by the entity that is owned in part by such director of the General Partner for services the Partnership provided as operator which was paid in full during the year ended August 31, 2005.

Prior to the Oasis Pipeline stock redemption and the contribution of ET Company I to ETC, ETC had purchases and sales of natural gas with Oasis Pipeline and ET Company I in the normal course of business. The following table summarizes these transactions:

October 1, 2002 (Inception) Through December 21, 2002
Sales of natural gas to affiliated companies	$4,488
Purchases of natural gas from affiliated companies	$3,989
Transportation expenses	$922

Prior to the Energy Transfer Transactions, ET GP, LLC had a general and administrative services contract to act as an advisor and provide certain general and administrative services to ETE and its affiliates. The general and administrative services that ET GP, LLC provides ETP under this contract include:

•

General oversight and direction of engineering, accounting, legal and other professional and operational services required for the support, maintenance and operation of the assets used in the Midstream operations, and

•	The administration, maintenance and compliance with contractual and regulatory requirements.

In exchange for these services, ETE and its affiliates were required to pay ET GP, LLC a $500 annual fee payable quarterly and pro-rated for any portion of a calendar year. Pursuant to this contract, ETE and its affiliates were also required to reimburse ET GP, LLC for expenses associated with formation of ETE and its affiliates and are required to indemnify ET GP, LLC, its affiliates, officers and employees for liabilities associated with the actions of ET GP, LLC, its affiliates, officers, and employees. As a result of the reimbursement provision ETE charged ETC OLP $449 for expenses associated with its formation. For the eleven months ended August 31, 2003, ETC OLP was charged $375 under this contract. This general and administrative services contract was amended upon the closing of the Energy Transfer Transaction and the ETP pays no portion of the fees associated with this contract. As of August 31, 2004, ETC OLP owed ETE $250 for expenses under the contract from October 1, 2003 through January 20, 2004. This amount was paid during fiscal year 2005.

In connection with the HPL acquisition, ETC OLP entered into a short-term loan agreement with ETE, whereby ETC OLP borrowed $174,624 to acquire the working inventory of natural gas stored in the Bammel storage facilities with interest based on the Eurodollar Rate plus 3.0% per annum. ETC OLP also incurred $3,109 in debt issuance costs associated with the loan agreement which will be amortized into interest. The loan was paid in full during the year ended August 31, 2005 and $1,554 of unamortized debt issuance costs were written off and accounted for as loss on extinguishment of debt in the consolidated statements of operations for the year ended August 31, 2005. In addition, $1,506 of interest expense is included in the consolidated statement of operations for the year ended August 31, 2005 related to the loan with ETE.

13. SUPPLEMENTAL INFORMATION:

Following is the balance sheet of the Company, which is included to provide additional information with respect to ETP LLC’s financial position on a stand-alone basis as of August 31, 2005:

ASSETS

Investment in affiliates	8

Total assets	$8

LIABILITIES AND MEMBER’S EQUITY

Member’s equity	8

Total liabilities and member’s equity	$8

14. SUBSEQUENT EVENTS (unaudited):

On November 10, 2005 ETC OLP purchased the 2% limited partner interest in HPL, that it did not already own, from AEP for $16,560 in cash. As a result, HPL became a wholly owned subsidiary of ETC OLP. The Company also reached a settlement agreement with AEP related to the inventory and working capital matters associated with the HPL acquisition, as discussed in Note 5. The terms of the agreement were not material in relation to the Company’s financial position, results of operations or cash flows.